UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Polycade Inc.

Legal status of issuer

> *Form*
> C-corp
>
> *Jurisdiction of Incorporation/Organization*
> Delaware
>
> *Date of organization*
> November 03, 2015

Physical address of issuer
2411 Gatewood St, Los Angeles, CA 90031

Website of issuer
http://polycade.com/

Current number of employees
4

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$708,130	$580,231
Cash & Cash Equivalents	$658,405	$482,783
Accounts Receivable	$0	$0
Short-term Debt	$84,143	$357,510
Long-term Debt	$112,247	$184,677
Revenues/Sales	$631,200	$388,262
Cost of Goods Sold	$597,349	$477,803
Taxes Paid	$0	$0
Net Income (Loss)	($973,894)	($1,015,911)

April 29, 2022

FORM C-AR

Polycade, Inc.



  This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Polycade Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.), which requires that it must file a report with the Commission annually and post the report on its website at www.polycade.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forwardlooking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C-AR and the Exhibits hereto in their entirety.

Polycade Inc. ("the Company") was created on November 03, 2015 as a Delaware S-Corporation. The Company was later registered as a California corporation on April 29, 2016. Polycade's Delaware status changed to a Delaware C-Corporation on July 10, 2018. The Company develops arcade style gaming software and hardware and offers a connected arcade platform designed to combine the best of retro and modern gaming.

The Company is located at 2411 Gatewood St, Los Angeles, CA 90031.

The Company's website is http://polycade.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Polycade reimagines the beloved arcade experience for social environments - home and commercial - with a digital platform that always updates with new games and new features. Our games are carefully curated to appeal to the broad midcore gaming audience. In case you haven't heard of "midcore", these games are designed to be easy to learn, hard to master, respect the players' time, and not punish players too harshly. These games typically appeal to both casual and hardcore gamers, and perhaps most importantly, are accessible to players who "don't have time to play games anymore".

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive space. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

Maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's business success. The Company seeks to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention to marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or their response to those restrictions, could limit their efforts to maintain, extend and expand their brands.

Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to their operations.

In addition, the Company's success in maintaining, extending, and expanding the Company's brand image depends on their ability to adapt to a rapidly changing media environment. The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, their brands or their products on social or digital media, whether or not valid, could seriously damage their brand and reputation. If the Company does not establish, maintain, extend and expand their brand image, then their product sales, financial condition and results of operations could be adversely affected.

Manufacturing or design defects, unanticipated use of the Company's products, or inadequate disclosure of risks relating to the use of the products could lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to its products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for its products. Personal injuries relating to the use of its products could also result in product liability claims being brought against the Company. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing its services can lead to injury or other adverse events.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of its products. The Company's future success depends on their ability to maintain and continuously improve their quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in the Company or the Company's current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against the Company in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against the Company could have an adverse effect on their business and their reputation.

A product recall or an adverse result in litigation could have an adverse effect on the Company's business, depending on the costs of the recall, the destruction of product inventory, competitive reaction, and consumer attitudes. Even if a product liability claim is unsuccessful or without merit, the negative publicity surrounding such assertions could adversely affect their reputation and brand image. The Company also could be adversely affected if consumers in their principal markets lose confidence in the safety and quality of their products.

The Company depends on third party providers, suppliers and licensors to supply some of the hardware, software, and operational support necessary to provide some of their services. The Company obtains these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services the Company desires. Some of their hardware, software, and operational support vendors represent their sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services the Company needs in a timely manner, at their specifications and at reasonable prices, their ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay their ability to serve their customers. These events could materially and adversely affect the Company's ability to retain and attract customers, and have a material negative impact on their operations, business, financial results, and financial condition.

The Company does not hold regular board meetings. Although the Company is not legally required to conduct regular board meetings, holding these regular meetings can play a critical role in effective management and risk oversight. Regular board meetings can help ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that the Company will hold regular board meetings in the future. The Company has confirmed that they do have board resolutions supporting all major decisions.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These record-keeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not filed a Form D for its prior offerings of securities. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company has an outstanding Paycheck Protection Program loan. The Company has a Paycheck Protection Program (PPP) loan from Bank of America under the Small Business Association PPP loan program in the amount of $109,919. The loan was issued in May of 2020 and accrues interest at 1% per year with a 1 year no payment period, and follows the SBA PPP rules. Management has not yet applied for loan forgiveness or evaluated the loan forgiveness likelihood.

The Company has an outstanding liability related to a software license agreement. In May of 2019, the Company signed a license agreement with Atari for the right to use proprietary software until December 31, 2022 for $175,000. The Company is amortizing this expense as used and writing down the value of the software liability as contractual payments are made. As of August 2021 the liability left on the agreement was approximately $75,000.

The Company has outstanding Convertible Debt. The Company had issued two convertible notes of $50,000 each in July of 2018. Both notes accrue interest at an annual interest rate of 5% and have a current maturity date of July 31, 2022. Both notes give the investor the option to convert on the next funding round at a 20% discount. As of August 2021, the Convertible Notes remained outstanding and constituted a liability of approximately $112,000 with principal and accrued interest.

The Company has outstanding SAFEs. The Company has issued SAFEs (Simple Agreements for Future Equity) in a prior investment raise from May 2019 to October 2019. The amount raised was $2,059,575 from several investors, all with the same terms. Each dollar invested has the right to be converted to equity, dollar for dollar, at the next investment round with an $8,000,000 valuation cap.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

In general, demand for the Company's products and services is highly correlated with general economic conditions. A substantial portion of their revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which they operate may adversely impact their consolidated financial results. Because such declines in demand are difficult to predict, the Company or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for their products and services.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The Impact of COVID-19 has slowed product development efforts and could further impact development and distribution of our product in the future. The Company's product development efforts have been and may continue to be impacted by COVID-19. Due to COVID-19, the Company has been limited by the number of engineers that can work on the machine at any given time in order to maintain safe social distancing, which during 2020 delayed product development by approximately two weeks and led to incremental costs of approximately $50,000. Furthermore, the company relies on third-party manufacturers in some instances, and those manufacturers may have experienced impacts of COVID-19 that could impact their efficiency and thus the production and distribution of Polycade in the future. If we are unable to produce our products due to manufacturing strains, we may not be able to distribute our product quickly and scale our business. This impact would mean we'd need to raise additional capital in order to meet our revenue targets.

Risks Related to the Securities

The security being offered for investment is a SAFE, not a convertible note. A SAFE is a convertible security that is not debt, while a convertible note is debt. A convertible note includes an interest rate and maturity date, at which time a noteholder would be able to demand repayment. A SAFE does not have these features. In addition, your investment in a SAFE will be subordinate to true unsecured debt. Both SAFEs and convertible notes convert into equity in a future priced equity round, but there is a chance they will never convert to equity. For SAFEs in particular, again, there is no interest and no maturity, and repayment is not required.

The SAFE Notes will not be freely tradable until one year from the initial purchase date. Although the SAFE Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the SAFE Notes. Because the SAFE Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the SAFE Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the SAFE Notes may also adversely affect the price that you might be able to obtain for the SAFE Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

The SAFE Notes will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If certain company events occur, investors (by a decision of the SAFE Note holders holding a majority of the principal amount of the outstanding SAFE Notes) will either (a) receive payment equal to the total of their purchase price, or (b) convert the SAFE Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet-to-be-determined class of preferred stock. If the notes convert, the notes will convert based on a certain valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on that certain valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the certain valuation cap, so you should not view the valuation cap of the SAFE as being an indication of the Company's value.

We have not assessed the tax implications of using the SAFE Note. The SAFE Note is a type of security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the SAFE Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you may be considered a Non-Major Investor (as defined in future financing terms) under the terms of the SAFEs offered, and therefore, you have more limited information rights.

THE COMPANY AND ITS BUSINESS

Description of the Business

Polycade develops arcade style gaming software and hardware and offers a connected arcade platform designed to combine the best of retro and modern gaming. The Company is located in Los Angeles, California.

Company History

Polycade Inc. (the "Company") was created on November 03, 2015 as a Delaware S-Corporation. Polycade was later registered as a California corporation on April 29, 2016. Polycade's Delaware status changed to a Delaware C-Corporation on July 10, 2018.

Polycade ran a successful kickstarter campaign in November 2015, raising over $75,000 based on an early prototype of our wall-mounted arcade console. For the 30 months that followed the kickstarter campaign, Polycade shipped over 200 arcade consoles, while aggressively iterating on the hardware design and manufacturing processes.

Recognizing the need for a commercially viable arcade software platform, Polycade began seeking investment to fund development. In August of 2018, Polycade attended the ComcastNBC Universal LIFT Labs Accelerator Powered By Techstars. Polycade began software development, and 9 months after the Accelerator, Polycade raised a pre-seed investment of $2,060,000.

Polycade launched our commercial software platform in December of 2019. We iterated on the software experience for 4 months before the COVID-19 pandemic was declared. At this time, we shifted our resources to adapt our software platform for residential use, making our software viable for any commercial or residential environment.

In December 2021 Polycade concluded a Regulation CF crowdfunding campaign to fund a renewed focus on commercial use cases for our arcade platform.

Business Plan

In the past two decades, time spent out-of-home has steadily increased, while location-based entertainment that can be enjoyed with friends has also grown (think TopGolf, escape rooms, themed experiences like the Museum of Ice Cream, and more). In addition, the large video game industry continues to grow. Yet, these two worlds hardly collide. We believe that no gaming platform or gaming console has been designed for social environments, to bring families together for a shared experience, and that makes sense for the workplace, the bar, or similar community centers... Until now.

Polycade reimagines the beloved arcade experience with a digital platform that always updates with new games and new features. Our games are carefully curated to appeal to the broad midcore gaming audience. In case you haven't heard of "midcore", these games are designed to be easy to learn, hard to master, respect the players' time, and not punish players too harshly. These games typically appeal to both casual and hardcore gamers, and perhaps most importantly, are accessible to players who "don't have time to play games anymore".

With over $2M generated from inbound sales, we think Polycade has proven that homes and a wide variety of venues like community centers, offices, bars, restaurants, etc. want to include a social gaming experience. Over the years we've tested and learned what different venues need, and we've distilled this knowledge into a single platform that can be tweaked to meet the needs of each of these verticals. We are ready to bring the joy of high-five driven gaming back to communities everywhere!

Polycade continues to focus on expanding the commercial distribution of our software and hardware.

Competition

Polycade has no direct competitors - there is no other gaming platform designed for commercial environments.

In pay-to-play commercial environments, Polycade's competitors are: Golden Tee, Big Buck Hunter, and electronic dart boards. Those products are hardware-centric rather than Polycade's software-centric system. Additionally, each of those products feature a single game (with some variations of the game), while Polycade's system features a wide array of games and can update with different games over time.

Intellectual Property

We have two registered trademarks for our mark: Polycade.

Litigation

None.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Tyler Bushnell	Co-Founder & Chief Executive Officer	Responsible for leading Polycade's major corporate decisions, managing the overall operations and resources, and being the public face of the company.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of Security	Amount outstanding	Voting rights	Anti - Dilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	63,057,446	Yes	N/A	N/A	100%	N/A
Convertible Notes	$120,000	Yes, If Converted	N/A	N/A	N/A	N/A
SAFE Notes	$3,658,518	To be specified in COI	N/A	N/A	N/A	Other pref. rights to be specified in the COI
2020 Equity Incentive Plan	1,845,089	Yes, If Exercised	N/A	N/A	N/A	N/A

The Company has the following debt outstanding:

The Company has an outstanding liability related to a software license agreement. In May of 2019, the Company signed a license agreement with Atari for the right to use proprietary software until December 31, 2022 for $175,000. The Company is amortizing this expense as used and writing down the value of the software liability as contractual payments are made. As of December 2021 the liability left on the agreement was approximately $60,000.

The Company has outstanding Convertible Debt. The Company had issued two convertible notes of $50,000 each in July of 2018. Both notes accrue interest at an annual interest rate of 5% and have a current maturity date of July 31, 2022. Both notes give the investor the option to convert on the next funding round at a 20% discount. As of August 2021, the Convertible Notes remained outstanding and constituted a liability of approximately $112,000 with principal and accrued interest.

The Company has outstanding SAFEs. The Company has issued SAFEs (Simple Agreements for Future Equity) in a prior investment raise from May 2019 to October 2019. The amount raised was $2,059,575 from several investors, all with the same terms. Each dollar invested has the right to be converted to equity, dollar for dollar, at the next investment round with an $8,000,000 valuation cap.

On January 21, 2022 the Company issued $1,598,518 in SAFEs (Simple Agreements for Future Equity) through a crowdfunding financing transaction under Regulation Crowdfunding of the Securities Act of 1933 (the "Regulation CF Transaction"). Each dollar invested has the right to be converted to equity, dollar for dollar, at the next investment round with a valuation cap of $10,000,000 for any SAFE for which Investor's subscription was received no later than October 22, 2021, and for any investments made by Investors enrolled in SeedInvest's Auto Invest program regardless of the date the subscription is received; $11,250,000 for any SAFE for which Investor's subscription was received after October 22, 2021 but not later than October 29, 2021; and $12,500,000 for any SAFE for which Investor's subscription was received after October 22, 2021. The "**Discount**" is 20%.

As of the date of this Form C-AR, there has not been a Qualified Financing.

Ownership
A majority of the Company is owned by one individual. That individual is co-founder and CEO Tyler Bushnell.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Tyler Bushnell	44,385,504 Common	70.39%

FINANCIAL DISCUSSION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A. Our financial statements for the year ended December 31, 2021 have not been audited. We believe that all adjustments necessary to make the financial statements not misleading have been included.

Management's Discussion and Analysis on Financial Condition and Results of Operations
The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes attached hereto as Exhibit A. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Operations
Polycade will continue to distribute our hardware and software products and expect to exceed our 2021 revenues in 2022. We will additionally explore the possibility of expanding our software distribution through digital platforms and third party hardware manufacturers.

Liquidity and Capital Resources
As of December 31, 2021, the Company's cash on hand was $589,390, and the Company still had loans receivable of $136,390.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings. The Company invests any revenue received from operations in developing and expanding our products and services and in marketing said products and services.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The company has not participated in any Related Party Transactions to disclose.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned on April 29, 2022.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/*Tyler Bushnell*

(Signature)

Tyler Bushnell

(Name)

Co-Founder & CEO

(Title)

Polycade Inc.
FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND 2020
UNAUDITED

Polycade Inc.

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Fundamentals Chk at Bank of America - 8057	588,098.35
Paypal	1,291.77
Total Bank Accounts	**$589,390.12**
Accounts Receivable	**$6,015.42**
Other Current Assets	
Vendor's Deposits	63,000.00
Total Other Current Assets	**$63,000.00**
Total Current Assets	**$658,405.54**
Fixed Assets	**$49,724.00**
TOTAL ASSETS	**$708,129.54**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	**$892.11**
Other Current Liabilities	**$83,251.29**
Total Current Liabilities	**$84,143.40**
Long-Term Liabilities	
Comcast Convertible Note	56,123.29
Techstars Accelerator Convertible Note	56,123.29
Total Long-Term Liabilities	**$112,246.58**
Total Liabilities	**$196,389.98**
Equity	
Additional Paid-In Capital	30,000.00
Capital Contribution	119,116.00
Indiegogo Investment	151,070.98
Retained Earnings	-2,158,216.29
SAFE Investments	3,343,875.00
Shareholder Distribution	-211.69
Net Income	-973,894.44
Total Equity	**$511,739.56**
TOTAL LIABILITIES AND EQUITY	**$708,129.54**

Polycade Inc.

Statement of Cash Flows

January - December 2021

		TOTAL
▼ OPERATING ACTIVITIES		
Net Income		-973,894.44
▼ Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable		-6,015.42
Vendor's Deposits		-63,000.00
Atari License:Accumulated Amortization		125,276.00
Citi Advantage Card (4954)		-1,064.79
Atari License Liability		-60,000.00
PPP Loan		-109,919.00
Sales Tax Payable		-11,312.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		-126,035.21
Net cash provided by operating activities		$ -1,099,929.65
▼ INVESTING ACTIVITIES		
Atari License		-77,552.00
Net cash provided by investing activities		$ -77,552.00
▼ FINANCING ACTIVITIES		
SAFE Investments:Eniatina Trust		50,000.00
SAFE Investments:FF Pathfinder VI, LLC		250,000.00
SAFE Investments:Fund I a series of Toy Ventures, LP		146,800.00
SAFE Investments:Fund II, a series of Toy Ventures, LP		500,000.00
SAFE Investments:Gaingels Fund I, a series of AngelList		127,500.00
SAFE Investments:Iceberg Holdings, LLC		75,000.00
SAFE Investments:Muhammad Hisham Saleh		10,000.00
SAFE Investments:Rodolfo Martell		25,000.00
SAFE Investments:Varmit Ventures I, LLC		100,000.00
Shareholder Distribution		-211.69
Net cash provided by financing activities		$1,284,088.31
NET CASH INCREASE FOR PERIOD		$106,606.66
Cash at beginning of period		482,783.46
CASH AT END OF PERIOD		$589,390.12

Polycade Inc.

Profit and Loss

January - December 2021

	TOTAL
▾ Income	
Discounts Given	-105,076.48
Refunds-Allowances	-71,962.44
Sales of Product Income	763,116.91
Shipping, Delivery Income	45,122.44
Total Income	**$631,200.43**
▾ Cost of Goods Sold	
Cost of Goods Sold	423,062.13
Shipping, Freight & Delivery - COS	87,250.60
Subcontractors - COS	87,036.26
Total Cost of Goods Sold	**$597,348.99**
GROSS PROFIT	**$33,851.44**
▾ Expenses	
Advertising and Promotion	188,539.27
▸ Automobile Expense	**56.00**
Bank Service Charges	1,896.50
Computer and Internet Expense	80.00
Dues & Subscriptions	110.00
▸ Insurance	**86,054.27**
Interest Expense	805.04
▸ Legal & Professional Fees	**57,151.50**
Meals and Entertainment	434.63
Membership Fees	99.00
Merchant Fees	14,363.03
Office Expense	1,694.71
Office Supplies	4,594.72
Paypal Fees	1,212.44
▸ Payroll Expenses	**621,546.39**
Promotional	2,500.00
Rent or Lease	12,000.00
Repair & Maintenance	1,613.71
Research & Development	310.25
Shipping & Postage	3,667.54
Shopify Fees	4,647.17
Software Expense	42,113.60
Stationery & Printing	272.99
Storage Fees	10,056.00
Taxes & Licenses	1,286.19
Trade Show	3,755.00
▸ Travel	**5,429.73**
Total Expenses	**$1,066,289.68**
NET OPERATING INCOME	**$ -1,032,438.24**
▸ Other Income	**$109,919.00**
▾ Other Expenses	
Amortization	47,724.00
Miscellaneous	2.00
Penalties & Settlements	3,649.20
Total Other Expenses	**$51,375.20**
NET OTHER INCOME	**$58,543.80**
NET INCOME	**$ -973,894.44**



Polycade Inc.

Financial Statements December 31, 2019 & December 31, 2020

(UNAUDITED)



Polycade Inc.

**TABLE OF
CONTENTS**



Certified Public Accountants | Business Consultants

<u>Independent Accountants' Review Report</u>

June 14, 2021

To the Stockholders
Polycade Inc.
Los Angeles, CA

We have reviewed the accompanying financial statements of Polycade Inc., which comprise the balance sheets as of December 31, 2019 and 2020, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted (GAAP) in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of the financial statements that are free from material misstatements whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted (GAAP) in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Polycade Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

GRA CPA | 35 West Pine St, Ste 220, Orlando, FL 32801 | 877-455-3055



GRA CPA

Certified Public Accountants | Business Consultants

<u>Independent Accountants' Review Report - *continued*</u>

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted (GAAP) in the United States of America.

Grant Gregory, CPA

GRA CPA | Certified Public Accountants | Orlando FL | Firm FL-#AD68441

June 14, 2021


Polycade Inc.
Balance Sheet
As of December 31, 2019 & December 31, 2020


Assets		**_2020_**		**_2019_**
Current Assets				
Cash and Cash Equivalents	$	482,783	$	1,222,279
Total Current Assets		482,783		1,222,279
Other Assets				
Intangible Assets, _net of Acc. Amor._		97,448		145,172
Total Other Assets		97,448		145,172
Total Assets	$	580,231	$	1,367,451
Liabilities and Stockholder's Equity				
Current Liabilities				
Accounts Payable	$	1,957	$	16,809
Customer Deposits		151,071		-
Paypal Loan		-		25,842
Payroll Liabilities		20,531		486
PPP Loan		109,919		-
Sales Tax Payable		14,032		682
Software Liability - S/T		60,000		60,000
Total Current Liabilities		357,510		103,819
Long-Term Liabilities				
Shareholder Notes Payable		124,677		124,677
Software Liability - L/T		60,000		90,000
Total Long-Term Liabilities		184,677		214,677
Stockholder's Equity				
Owner's Equity		24,439		24,439
Convertible Notes		112,247		107,247
SAFE Investments		2,059,575		2,059,575
Retained Earnings (Deficit) -		(2,158,217)		(1,142,306)
Total Stockholder's Equity		38,044		1,048,955
Total Liabilities and Stockholder's Equity	$	580,231	$	1,367,451

Polycade Inc.
Statement of Income and Retained Earnings
For the years ended December 31, 2019 & December 31, 2020

	2020	2019
Revenue	$ 388,262	$ 477,619
Cost of Goods Sold	477,803	539,201
Gross Margin	(89,541)	(61,582)
General and Administrative Expenses		
Advertising and Promotion	62,912	36,758
Other General and Administrative	71,008	129,901
Payroll Expenses	647,634	528,369
Professional Fees	52,364	67,580
Rent & Utilities	28,256	27,484
Travel	7,291	25,696
Total General and Administrative Expenses	869,465	815,788
Net Income (Loss) from Operations	$ (959,006)	$ (877,370)
Other Income and (Expenses)		
Amortization	$ (47,724)	$ (29,828)
Interest Expense	(9,181)	(17,414)
Total Other Income and (Expenses)	(56,905)	(47,242)
Net Income (Loss)	$ (1,015,911)	$ (924,612)

	2020	2019
Retained Earnings (Deficit) -		
Beginning of the year	$ (1,142,306)	$ (217,694)
Retained Earnings (Deficit) -		
End of the year	$ (2,158,217)	$ (1,142,306)

See accountant's review report   4


Polycade Inc.
Statement of Cash Flows
For the years ended December 31, 2019 & December 31, 2020


	2020	2019
Cash Flows from Operating Activities:		
Net Income (Loss)	$ (1,015,911)	$ (924,612)
Adjustments to Reconcile Net Income to Net Cash		
Changes in Operating Assets and Liabilities:		
Amortization	47,724	29,828
Accounts Payable	(14,852)	(14,466)
Customer Deposits	151,071	-
Intangible Assets - *(net)*	-	(145,172)
Non-Cash Interest Expense	5,000	7,246
Payroll Liabilities	20,045	486
Sales Tax Payable	13,350	(4,992)
Software Liability	(30,000)	150,000
Net Cash Provided by Operating Activities	(823,573)	(901,682)
Cash Flows from Investing Activities:		
Cash disbursed for Intangible Assets	-	-
Net Cash Flow from Investing Activities	-	-
Cash Flows from Financing Activities:		
Cash received on issuance of PPP Loan	109,919	-
Cash received on issuance of PayPal Loan	(25,842)	25,842
Cash received on issuance of SAFE Inv.	-	2,059,575
Cash received on issuance of Owner Equity	-	30,000
Net Cash Provided by Financing Activities	84,077	2,115,417
Net Increase (Decrease) in Cash and Cash Equivalents	(739,496)	1,213,735
Cash and Cash Equivalents at Beginning of the Year	1,222,279	8,544
Cash and Cash Equivalents at End of the Year	$ 482,783	$ 1,222,279

See accountant's review report   5

Polycade Inc.
Notes to the Financial Statements December 31, 2020

NOTE 1 – Organization and Operations

Polycade, Inc. (Company), was created on November 3, 2015 as a Delaware S Corporation. It was later registered as a California corporation on April 29, 2016. Its Delaware status changed to a Delaware C corporation on July 10, 2018. The Company develops arcade style gaming software and hardware and offers a connected arcade platform designed to combine the best of retro and modern gaming. The Company is located in Los Angeles, California.

NOTE 2 – Summary of Significant Accounting Policies Basis of

Accounting

Company's financial statements are prepared on the accrual basis of accounting to conform to generally accepted accounting principles (GAAP). Under the accrual method, revenue is recognized when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed and determinable, and collectability is reasonably assured. Expenses are recorded when incurred.

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers (ASC 606) on January 1, 2019. Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue. Shipping and handling costs associated with outbound freight after control over a product has transferred to a customer are accounted for as a fulfillment cost and are in included in cost of revenues.

See accountants' review report

**Polycade Inc.
Notes to the Financial
Statements December 31, 2020**

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash is held with major financial institutions and the Company believes no significant concentration of credit risk exists with respect to these cash balances.

Accounts Receivable
The company does not extend credit. Sales are pre-paid by customers before products are shipped.

Inventory
The Company has an agreement with a contract manufacturer that builds the products and ships directly to the customer. At no time does the Company have possession of the products, therefore the Company does not carry inventory on the balance sheet.

Property and Equipment
Property and Equipment is stated at cost. The Company's capitalization policy is $2,500 per item. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets, which range from 3 to 10 years. When assets are sold or retired, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in income. Expenditures for repairs and maintenance are charged to expense as incurred. The Company had no Property and Equipment that was not fully depreciated as of December 31, 2019 and December 31, 2020 respectively.

Intangible Assets
Intangible assets consist of a license agreement with Atari for the right to use proprietary software. All intangible assets are booked at cost and then amortized over the useful life of the asset, or the length of the agreement, which in this case is 3 years. Amortization expense for the years ended December 31, 2019 and December 31, 2020 was $29,828 and $47,724 respectively.

Payroll Liabilities
Payroll liabilities are any type of payment related to payroll that the business owes but has not yet paid. A payroll liability can include wages an employee has earned but has not yet received, taxes withheld from employees and payable to federal or state authorities, and company payroll taxes owed to federal or state taxing agencies.

See accountants' review report

Customer Deposits

Customer deposits represents cash received in advance of delivering goods or services to the customer. To better match revenue and expenses, customer deposits are reported as a liability until the time the goods or services are rendered to the customer. This liability is for pre-orders the Company took in from a sale on Indiegogo. The Company has started fulfilling those orders in 2021.

Uncertain Taxes Positions

The Company accounts for uncertain tax positions in accordance with Financial Accounting Standards Board (FASB) ASC 740. FASB ASC 740 prescribes a recognition threshold and measurement process for financial statement recognition of uncertain tax positions taken or expected to be taken in a tax return. The interpretation also provides guidance on recognition, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. There was no impact on total liabilities or stockholder's equity as a result of the adoption of FASB ASC 740. The Company files tax returns in the United States of America and California state jurisdictions.

Fiscal Year

The company has adopted a Calendar year-end (January 1 to December 31). The Company's current Balance Sheet presented reflects the financial positions as of December 31, 2019 and December 31, 2020.

NOTE 3 - Software Liability

On May 22, 2019, the Company signed a license agreement with Atari for the right to use proprietary software until December 31, 2022 for $175,000. The Company is amortizing this expense as used and writing down the value of the software liability as contractual payments are made. As of December 31, 2019, the liability left on the agreement was $150,000, of which $90,000 was long term. As of December 31, 2020 the liability left on the agreement was $120,000 of which $60,000 was long term.

NOTE 3 - Software Liability – *continued*

	December 31, 2020	December 31, 2019
Software Liability - S/T	$60,000	$60,000
Software Liability - L/T	$60,000	$90,000
Total	$120,000	$150,000

NOTE 4 - Long-Term Debt

The Company has a Paycheck Protection Program (PPP) loan from the SBA in the amount of $109,919. Management has not yet applied for loan forgiveness or evaluated the loan forgiveness likelihood. As such, the PPP loan has been classified as a current liability for the period presented.

NOTE 5 - Equity

SAFE Investments
The Company did a SAFE investment raise in May 2019 through October 2019. The amount raised was $2,059,575 from several investors, all with the same terms. Each dollar invested has the right to be converted to equity, dollar for dollar, at the next investment round with an $8,000,000 valuation cap.

Convertible Notes
The Company had two convertible notes of $50,000 each on the initial investment date of July 2018. Both notes accrue interest at an annual interest rate of 5% and had a maturity date of March 31, 2021, which subsequently has been extended to July 31, 2022. Both notes give the investor the option to convert on the next funding round at a 20% discount.

NOTE 6 - Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but before the financial statements are issued, to provide additional evidence relative to certain estimates or to identify matters that may require additional disclosure. The Company has evaluated subsequent events from the balance sheet date through June 14, 2021, and has determined that no material events exist that would require additional disclosure.